Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	FISCAL YEAR ENDED DECEMBER 31,
	2005	2004	2003	2002	2001	2000
	(Dollars in Thousands; percentages annualized)
Fixed Charges:
Interest Expense	33,971	4,729	6,534	7,579	317	—
Assumed interest element in rent	1,513	888	459	427	324	104

Total fixed charges:	35,484	5,617	6,993	8,006	641	104
Preference security dividend	—	6,775	6,591	6,412	222	—

Total fixed charges and preference security dividends	35,484	12,392	13,584	14,418	863	104
Earnings:
Income before income taxes	269,843	157,069	188,710	9,032	4,412	124,155
Fixed charges (per above)	35,484	5,617	6,993	8,006	641	104

Total earnings	305,327	162,686	195,703	17,038	5,053	124,259

Ratio of earnings to fixed charges and preference security dividends	8.6 X	13.1 X	14.4 X	1.2 X	5.9 X	1,194.8X